UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: February 3, 2003

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay	
Suite 4200	**77002**
Houston, Texas	(Zip code)
(Address of principal executive offices)	

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 9. Regulation FD Disclosure

With the objective of enhancing the certainty of future revenues, from time to time EOG Resources, Inc. ("EOG") enters into NYMEX-related financial commodity price swap and collar contracts. Over and above these financial transactions, EOG occasionally enters into various physical commodity contracts. The revenues resulting from these various physical commodity contracts are included in natural gas revenues and impact the average realized natural gas prices. EOG plans to file a Current Report on Form 8-K at a later date to present estimates of the 2003 forecast which will reflect prices associated with these various physical commodity contracts.

Presented below is a summary of EOG's 2003 natural gas and crude oil financial price swap contracts and natural gas financial collar contracts as of February 3, 2003. EOG accounts for these price swap and collar contracts using the mark-to-market accounting method.

(a) Natural Gas Financial Price Swap Contracts

	Average Price ($/MMBtu)	Volume (MMBtud)
March	$5.19	100,000
April	$4.96	100,000
May	$4.82	100,000
June	$4.77	100,000
July	$4.77	100,000
August	$4.77	100,000
September	$4.74	100,000
October	$4.74	100,000

(b) Crude Oil Financial Price Swap Contracts

	Average Price ($/Bbl)	Volume (Bbld)
January (closed)	$27.34	2,000
February	$26.91	2,000
March	$27.96	4,000
April	$27.77	5,000
May	$27.04	5,000
June	$26.43	5,000
July	$25.90	5,000
August	$25.49	5,000
September	$25.19	5,000
October	$24.90	5,000
November	$24.70	5,000
December	$24.47	5,000

(c) Natural Gas Financial Collar Contracts - Presented below are EOG's 2003 natural gas financial collar contracts and their respective volumes, with floor and ceiling prices expressed in $/MMBtu.

	10,000 MMBtud		15,000 MMBtud		25,000 MMBtud	
	Floor Price	Ceiling Price	Floor Price	Ceiling Price	Floor Price	Ceiling Price
February (closed)	$4.22	$6.22	$4.30	$6.30	$4.19	$5.05
March	$4.15	$6.15	$4.20	$6.20	$4.08	$5.00
April	$4.01	$6.01	$4.02	$6.03	$3.88	$4.80
May	$3.92	$5.92	$3.88	$5.89	$3.78	$4.70
June	$3.89	$5.89	$3.89	$5.90	$3.78	$4.70
July	$3.91	$5.91	$3.89	$5.90	$3.79	$4.73
August	$3.91	$5.91	$3.91	$5.91	$3.79	$4.73
September	$3.89	$5.89	$3.87	$5.87	$3.77	$4.73
October	$3.90	$5.90	$3.87	$5.87	$3.77	$4.73
November	$4.04	$6.04	$4.02	$6.03	$3.91	$4.90
December	$4.18	$6.18	$4.15	$6.16	$4.04	$5.05

	25,000 MMBtud		50,000 MMBtud*	
	Floor Price	Ceiling Price	Floor Price	Ceiling Price
January (closed)	-	-	$3.87	$6.09
February (closed)	$4.22	$6.08	$3.76	$5.98
March	$4.15	$6.01	$3.61	$5.83
April	$4.01	$5.87	$3.59	$4.97
May	$3.92	$5.78	$3.54	$4.92
June	$3.89	$5.75	$3.56	$4.94
July	$3.91	$5.77	$3.59	$4.97
August	$3.91	$5.77	$3.60	$4.98
September	$3.89	$5.75	$3.60	$4.98
October	$3.90	$5.76	$3.60	$4.98
November	$4.04	$5.90	$3.77	$5.15
December	$4.18	$6.04	$3.92	$5.30

*Contract purchased at a premium of $0.10 per MMBtu, that was recognized in fourth quarter 2002 earnings and cash flows.

Definitions

$/Bbl	US Dollars per barrel
$/MMBtu	US Dollars per million British thermal units
Bbld	Barrels per day
MMBtu	Million British thermal units
MMBtud	Million British thermal units per day

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.

Date: February 3, 2003

By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Vice President, Accounting
and Land Administration
(Principal Accounting Officer)